UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  __________
                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                ______________
                              UNITED RENTALS, INC.

                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                        (Title of Class of Securities)

                                   911 363 109
                                 (CUSIP Number)
                              ____________________

                               MICHAEL D. WEINER
                           APOLLO MANAGEMENT IV, L.P.
                            TWO MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 694-8000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                ________________
                                    Copy to:



                                  FEBRUARY 28, 2003
           (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7, for other parties to whom copies are to be sent.
                       (Continued on the following pages)
                              (Page 1 of 8 pages)


                       -------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

---------------------                                    ----------------------
CUSIP No. 911 363 109              13D                     (Page 2 of 8)
---------------------                                    ----------------------

--------------------------------------------------------------------------------
     1. Name of Reporting Persons
        Apollo Investment Fund IV, L.P.

        S.S. or I.R.S. Identification Nos. of above persons

--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group*

      (a) [ ]

      (b) |X|
--------------------------------------------------------------------------------
     3. SEC Use Only
--------------------------------------------------------------------------------
     4. Source of Funds*
        oo
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
        [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization
        Delaware
--------------------------------------------------------------------------------

                7. Sole Voting Power
                   15,712,349
Number of       ----------------------------------------------------------------
Shares          8. Shared Voting Power
Beneficially
Owned by        ----------------------------------------------------------------
Each            9. Sole Dispositive Power
Reporting          15,712,349
Person          ----------------------------------------------------------------
With            10. Shared Dispositive Power

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         15,712,349
--------------------------------------------------------------------------------
     12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [X]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
         17.1%
--------------------------------------------------------------------------------
     14. Type of Reporting Person*
         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ----------------------
CUSIP No. 911 363 109              13D                     (Page 3 of 8)
---------------------                                    ----------------------

--------------------------------------------------------------------------------
     1. Name of Reporting Persons
        Apollo Overseas Partners IV, L.P.

        SS. or I.R.S. Identification Nos. of above persons

--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group*

          (a) [_]

          (b) |X|
--------------------------------------------------------------------------------
     3. SEC Use Only
--------------------------------------------------------------------------------
     4. Source of Funds*
        00
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
        [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization
        Cayman Islands
--------------------------------------------------------------------------------

             7. Sole Voting Power
                849,284
Number of    -------------------------------------------------------------------
Shares       8. Shared Voting Power
Beneficially
Owned by     -------------------------------------------------------------------
Each         9. Sole Dispositive Power
Reporting       849,284
Person       -------------------------------------------------------------------
With         10. Shared Dispositive Power

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    849,284
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
    [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    .9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ----------------------
CUSIP No. 911 363 109              13D                     (Page 4 of 8)
---------------------                                    ----------------------

--------------------------------------------------------------------------------
     1. Name of Reporting Persons
        Apollo Advisors IV, L.P.

        SS. or I.R.S. Identification Nos. of above persons

--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group*

          (a) [_]

          (b) |X|
--------------------------------------------------------------------------------
     3. SEC Use Only
--------------------------------------------------------------------------------
     4. Source of Funds*
        oo
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
        [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization
        Delaware
--------------------------------------------------------------------------------

             7. Sole Voting Power

Number of    -------------------------------------------------------------------
Shares       8. Shared Voting Power
Beneficially    16,561,633
Owned by     -------------------------------------------------------------------
Each         9. Sole Dispositive Power
Reporting
Person       -------------------------------------------------------------------
With         10. Shared Dispositive Power
                 16,561,633
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    16,561,633
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
    [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    18.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ----------------------
CUSIP No. 911 363 109              13D                     (Page 5 of 8)
---------------------                                    ----------------------

--------------------------------------------------------------------------------
     1. Name of Reporting Persons
        Apollo Managemement IV, L.P.

        SS. or I.R.S. Identification Nos. of above persons

--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group*

          (a) [_]

          (b) |X|
--------------------------------------------------------------------------------
     3. SEC Use Only
--------------------------------------------------------------------------------
     4. Source of Funds*
        oo
--------------------------------------------------------------------------------
     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
        [ ]
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization
        Delaware
--------------------------------------------------------------------------------

             7. Sole Voting Power

Number of    -------------------------------------------------------------------
Shares       8. Shared Voting Power
Beneficially    16,561,633
Owned by     -------------------------------------------------------------------
Each         9. Sole Dispositive Power
Reporting
Person       -------------------------------------------------------------------
With         10. Shared Dispositive Power
                 16,561,633
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    16,561,633
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
    [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    18.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 filed on March 4, 2003 amends and supplements, as provided herein, the following Items of the Statement on Schedule 13D (the "Schedule 13D") of Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"), filed on October 29, 2001 with respect to the shares of common stock, par value $0.01 per share ("Common Stock") of United Rentals, Inc., a Delaware corporation (the "Issuer"). Apollo Management IV, L.P. (together with AIFIV, Overseas IV and Advisors IV, the "Reporting Persons"), a Delaware limited partnership is the manager of Overseas IV and AIFIV. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

     Responses to each item below are incorporated by reference into each other item, as applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

     On February 28 and March 3, 2003, AIFIV and Overseas IV (collectively, the "Purchasers") purchased in ordinary course secondary market transactions an aggregate of 768,800 shares of Common Stock at per share purchase prices ranging from $8.55 to $8.75 (the "Transactions"). The purchases were financed with cash on hand.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

     The Purchasers entered into the Transactions in the ordinary course based on the market price of the Common Stock and the Purchasers' expectations of the future price of the Common Stock. The Purchasers entered into the Transactions described in this statement as an investment in the Issuer. Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or Common Stock from time to time or to sell or otherwise dispose of all or part of the shares of Common Stock, in any manner permitted by law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons beneficially own an aggregate of 1,228,300 shares of Common Stock as of the date hereof. The Reporting Persons beneficially own an aggregate of 300,000 shares of the Series C Preferred. Each share of Series C Preferred Stock is initially convertible into 40 shares of Common Stock as described in Item 4, or an aggregate of 12,000,000 shares of Common Stock. The Reporting Persons beneficially own an aggregate of 100,000 shares of the D-1 Preferred. Each share of D-1 Preferred is initially convertible into 33-1/3 shares of Common Stock as described in Item 4, or an aggregate of 3,333,333 shares of

Common Stock.

     Assuming the conversion of all of the shares of Series C Preferred and D-1 Preferred owned by the Reporting Persons, as of the date hereof, the Reporting Persons would beneficially own in the aggregate 16,561,633 shares of Common Stock of United Rentals, representing approximately 18.0% of the outstanding Common Stock of United Rentals, assuming conversion of all of the shares of Series C Preferred and D-1 Preferred owned by the Reporting Persons. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4 to the
Schedule 13D. See also the information contained on the cover pages to this
Schedule 13D which is incorporated herein by reference.

     (b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     (c) On February 28 and March 3, 2003, the Purchasers purchased 768,800 shares of Common Stock in the following amounts and per share prices:

                 Trading Date      Total Shares            Price
                 ------------      ------------            -----
                 2/28/03               200                 $8.62
                 2/28/03               800                 $8.63
                 2/28/03               200                 $8.64
                 2/28/03            14,600                 $8.65
                 2/28/03            18,000                 $8.66
                 2/28/03             3,800                 $8.67
                 2/28/03             1,000                 $8.68
                 2/28/03           552,900                 $8.70
                 2/28/03               400                 $8.71
                 2/28/03               900                 $8.74
                 2/28/03            27,200                 $8.75
                 3/03/03             7,300                 $8.55
                 3/03/03             8,800                 $8.60
                 3/03/03           132,700                 $8.68

     The Purchases were financed with cash on hand.

     (d) Not applicable.

     (e) Not applicable.

                                  SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2003

                              APOLLO INVESTMENT FUND IV, L.P.

                              By:   Apollo Advisors IV, L.P.,
                                       its General Partner
                                    By:  Apollo Capital Management IV, Inc.,
                                          its General Partner


                                    By:   /s/ MICHAEL D. WEINER
                                          ---------------------
                                          Name: Michael D. Weiner
                                          Title: Vice President, Apollo Capital
                                                 Management IV, Inc.

                              APOLLO OVERSEAS PARTNERS IV, L.P.

                              By:   Apollo Advisors IV, L.P.,
                                       its Managing General Partner
                                    By:  Apollo Capital Management IV, Inc.,
                                          its General Partner


                                    By:   /s/ MICHAEL D. WEINER
                                          ---------------------
                                          Name: Michael D. Weiner
                                          Title: Vice President, Apollo Capital
                                                 Management IV, Inc.

                              APOLLO ADVISORS IV, L.P.

                              By:   Apollo Capital Management IV, Inc.,
                                       its General Partner


                                    By:   /s/MICHAEL D. WEINER
                                          ---------------------
                                          Name: Michael D. Weiner
                                          Title: Vice President, Apollo Capital
                                                 Management IV, Inc.


                              APOLLO MANAGEMENT IV, L.P.

                              By:   AIF IV Management, Inc.,
                                       its General Partner


                                    By:   /s/ MICHAEL D. WEINER
                                          ---------------------
                                          Name: Michael D. Weiner
                                          Title: Vice President, AIF IV
                                                 Management, Inc.
                                  Page 8 of 8